UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 July 2007

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-126811, 333-85646 AND 333-12384) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

Exhibit	Item
Exhibit 99.1	ABN AMRO Interim Results Release, dated July 30, 2007

Exhibit 99.2	Barclays PLC Offer Update Announcement, dated July 30, 2007

Exhibit 99.1	ABN AMRO Interim Results Release, dated July 30, 2007

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

The offer launched by the consortium of Fortis, RBS and Santander is under consideration by the ABN AMRO boards. ABN AMRO will, in the near future but at the latest by August 6, 2007, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and advise the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer. The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 which contains a prospectus. Barclays expects to file with the US Securities and Exchange Commission amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ‘constant foreign exchange rates’ or ‘local currency’. Both ‘constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ‘Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BUs North America and Latin America in US dollar and Brazilian real into euros, as well as the various currencies making up BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business.

We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2006, are multiplied by the average monthly exchange rates of 2005 to compare with the results of the 2005 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.

In the presentation of the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Unit Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

The following table provides an overview of the income statement reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ‘Group including consolidation effect’, the latter being fully compliant with IFRS.

Reconciliation of income statement to Group income statement including consolidation of consolidated non-financial investments

	first half year 2007			first half year 2006
(in millions of euros)	Group (excl. cons. effect)	cons. effect	Group (incl. cons. effect)	Group (excl. cons. effect)	cons. effect	Group (incl. cons. effect)
Net interest income	4,784	-190	4,594	4,467	-156	4,311
Net fees and commissions	2,872	0	2,872	2,602	0	2,602
Net trading income	1,937	3	1,940	1,479	-2	1,477
Result from financial transactions	628	39	667	320	1	321
Result from equity participations	138	1	139	124	0	124
Other operating income	294	0	294	469	19	488
Net sales private equity holdings	0	2,783	2,783	0	2,634	2,634

Total operating income	10,653	2,636	13,289	9,461	2,496	11,957
Operating expenses	7,690	666	8,356	6,745	610	7,355
Goods & materials private equity holdings	0	1,949	1,949	0	1,855	1,855

Total operating expenses	7,690	2,615	10,305	6,745	2,465	9,210
Operating result	2,963	21	2,984	2,716	31	2,747
Loan impairment	886	0	886	720	0	720

Operating profit before tax	2,077	21	2,098	1,996	31	2,027
Income tax expense	411	21	432	317	31	348

Net operating profit	1,666	0	1,666	1,679	0	1,679
Discontinued operations (net)	554	0	554	573	0	573

Profit for the period	2,220	0	2,220	2,252	0	2,252

UNAUDITED

ABN AMRO Holding N.V.

Interim Financial Report for the period

ended 30 June 2007

UNAUDITED

Consolidated income statement for the 6 months ended 30 June / 3 months ended 30 June

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
	(in millions of euros)
Net interest income [4]	4,594	4,311	2,356	2,166
Net fee and commission income [5]	2,872	2,602	1,504	1,310
Net trading income [6]	1,940	1,477	939	654
Results from financial transactions [7]	667	321	314	230
Share of result in equity accounted investments [18]	139	124	70	74
Other operating income [8]	294	488	166	333
Income of consolidated private equity holdings [24]	2,783	2,634	1,390	1,388

Operating income	13,289	11,957	6,739	6,155

Personnel expenses [9]	4,281	3,596	2,183	1,843
General and administrative expenses	3,449	3,195	1,590	1,637
Depreciation and amortisation	626	564	294	289
Goods and materials of consolidated private equity holdings [24]	1,949	1,855	979	1,003

Operating expenses	10,305	9,210	5,046	4,772
Loan impairment and other credit risk provisions [17]	886	720	483	400

Total expenses	11,191	9,930	5,529	5,172

Operating profit before taxes	2,098	2,027	1,210	983
Income tax expense [10]	432	348	264	70

Profit from continuing operations	1,666	1,679	946	913
Profit from discontinued operations net of tax [11]	554	573	210	301

Profit for the period	2,220	2,252	1,156	1,214

Attributable to:
Shareholders of the parent company	2,165	2,219	1,130	1,216
Minority interests	55	33	26	(2)

Earnings per share attributable to the shareholders of the parent company (in euros) [12]
From continuing operations
Basic	0.87	0.88	0.50	0.49
Diluted	0.86	0.88	0.50	0.49
From continuing and discontinued operations
Basic	1.17	1.18	0.61	0.65
Diluted	1.16	1.18	0.61	0.64

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated balance sheet

	30 June 2007	31 December 2006
	(in millions of euros)
Assets
Cash and balances at central banks	14,485	12,317
Financial assets held for trading [13]	248,925	205,736
Financial investments [14]	101,701	125,381
Loans and receivables — banks [15]	183,338	134,819
Loans and receivables — customers [16]	441,904	443,255
Equity accounted investments [18]	1,591	1,527
Property and equipment	3,798	6,270
Goodwill and other intangible assets [19]	7,140	9,407
Assets of businesses held for sale [11]	84,442	11,850
Accrued income and prepaid expenses	9,822	9,290
Other assets	22,913	27,212

Total assets	1,120,059	987,064

Liabilities
Financial liabilities held for trading [13]	159,709	145,364
Due to banks	254,299	187,989
Due to customers	354,260	362,383
Issued debt securities [20]	191,160	202,046
Provisions	7,951	7,850
Liabilities of businesses held for sale [11]	80,380	3,707
Accrued expenses and deferred income	8,710	10,640
Other liabilities	22,053	21,977

Total liabilities (excluding subordinated liabilities)	1,078,522	941,956
Subordinated liabilities [21]	14,707	19,213

Total liabilities	1,093,229	961,169

Equity
Share capital	1,085	1,085
Share premium	5,257	5,245
Treasury shares	(2,213)	(1,829)
Retained earnings	19,843	18,599
Net gains not recognised in the income statement	709	497

Equity attributable to shareholders of the parent company	24,681	23,597
Equity attributable to minority interests	2,149	2,298

Total equity	26,830	25,895

Total equity and liabilities	1,120,059	987,064

Credit related contingent liabilities [22]	57,614	51,279
Committed credit facilities [22]	151,607	145,418

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated statement of changes in equity for the 6 months ended 30 June

	2007	2006
	(in millions of euros)
Share capital
Balance at 1 January	1,085	1,069
Dividends paid in shares	—	5

Balance at 30 June	1,085	1,074

Share premium
Balance at 1 January	5,245	5,269
Share-based payments	70	57
Dividends paid in shares	(58)	(86)

Balance at 30 June	5,257	5,240

Treasury shares
Balance at 1 January	(1,829)	(600)
Share buy back	(1,241)	(600)
Utilised for dividends paid in shares	412	600
Utilised for exercise of options and performance share plans	445	112

Balance at 30 June	(2,213)	(488)

Retained earnings
Balance at 1 January	18,599	15,237
Profit attributable to shareholders of the parent company	2,165	2,219
Cash dividends paid	(469)	(420)
Dividends paid in shares	(586)	(458)
Other	134	114

Balance at 30 June	19,843	16,692

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842
Transfer to income statement relating to disposals	—	(7)
Currency translation differences	284	(261)

Subtotal — Balance at 30 June	692	574

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199
Net unrealised gains/(losses)	(114)	(849)
Net (gains)/losses reclassified to the income statement	(302)	(154)

Subtotal — Balance at 30 June	(52)	196

Cash flow hedging reserve
Balance at 1 January	(275)	(795)
Net unrealised gains/(losses)	231	407
Net (gains)/losses reclassified to the income statement	113	51

Subtotal — Balance at 30 June	69	(337)

Net gains/(losses) not recognised in the income statement at 30 June	709	433

Equity attributable to shareholders of the parent company at 30 June	24,681	22,951

UNAUDITED

Consolidated Statement of changes in equity for the 6 months ended 30 June (continued)

	2007	2006
	(in millions of euros)
Minority interests
Balance at 1 January	2,298	1,931
Additions / Reductions	(190)	66
Acquisitions / Disposals	—	19
Profit attributable to minority interests	55	33
Currency translation differences	(18)	(46)
Other movements	4	(39)

Equity attributable to minority interests at 30 June	2,149	1,964

Total equity at 30 June	26,830	24,915

UNAUDITED

Consolidated Cash Flow Statement for 6 months ended 30 June

	2007	2006
	(in millions of euros)
Cash flows from operating activities from continuing operations	(146)	(2,027)
Cash flows from operating activities from discontinued operations	(9,254)	(842)
Cash flows from investing activities from continuing operations	(2,738)	(13,967)
Cash flows from investing activities from discontinued operations	9,373	1,264
Cash flow from financing activities from continuing operations	7,761	6,341
Cash flow from financing activities from discontinued operations	(146)	93

Movement in cash and cash equivalents	4,850	(9,138)
Cash and cash equivalents at 1 January	4,872	6,043
Cash and cash equivalents at 30 June	9,722	(3,095)

	2007	2006
Determination of cash and cash equivalents:
Cash and balances at central banks	15,644	8,588
Loans and receivables – banks	12,724	5,879
Due to banks	(18,646)	(17,562)

Cash and cash equivalents at 30 June	9,722	(3,095)

UNAUDITED

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1 Basis of presentation

This interim financial report for the period ended 30 June 2007 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2006 as included in the Annual Report 2006. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006 except for the changes stated below. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.

Changes in accounting policies

In the first quarter we have revised the presentation of interest income and expense related to trading activities. Trading book interest is no longer separated out and reported within the net interest income line, but in the net trading income line. Trading income now comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends as well as the related funding costs. The change in presentation reflects new guidance available in IFRS 7 Financial Instruments: Disclosure which replaces the disclosure requirements previously included in IAS 32 Financial Instruments: Presentation whereby the requirements to disclose interest data are now restricted to that relating to activities not held at fair value.

2 Developments

ABN AMRO North America Holding Company

On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. On 13 July 2007 the Supreme Court’s ruling confirmed management’s view that no shareholder approval was required to execute the sale. The sale is expected to close in the fourth quarter of 2007.

Under the sale and purchase agreement the sale price is USD 21 billion. In addition, the sale and purchase agreement articulates that an amount of USD 6 billion of debt, on the basis of the US GAAP financial report of LaSalle, is converted into equity and that ABN AMRO is not entitled to a dividend in respect of the 2007 results. If the cumulative US GAAP result of LaSalle for the period 1 April 2007 until 31 December 2007 (or a proportion thereof if the transaction is settled before the year end), is less than USD 600 million, the sale price will be reduced with the difference.

The asset and liabilities of ABN AMRO North America Holding Company are presented as assets of businesses held for sale and liabilities of businesses held for sale respectively. The net result of these discontinued operations for the period to 30 June 2007 is presented as profit from discontinued operations net of tax. For more details on the presentation of discontinued operations please refer to note 11 of this interim financial report.

The transaction is expected to be settled in the fourth quarter. We currently estimate the gain on the sale to be in the range of EUR 7 billion to EUR 7.5 billion.

ABN AMRO Capital

During the quarter, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of certain private equity investments held by the Group, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to a significant portion of the Group’s private equity investments (the Dutch, Nordic and UK business of ABN AMRO Capital) resulting in the loss of control over these investments to a management company outside of ABN AMRO. The ownership of the underlying investments and therefore the economic interest in the investments has not changed. The loss of control over the management company resulted in the concerned investments to no longer be consolidated in the financial statements of the Group. As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction has resulted in a gain from financial transactions of EUR 108 million.

UNAUDITED

Update on status of US Department of Justice investigation

As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

Main acquisitions

Prime Bank Ltd (Pakistan)

On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan. Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%. The transactions were closed on 5 April 2007. The total consideration paid amounts to EUR 176 million. The provisional goodwill arising from the acquisition was calculated at EUR 163 million.

The preliminary allocation of the purchase price to the assets acquired, including newly identifiable assets resulting from the acquisition, and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill is based on provisional fair values of assets acquired and (contingent) liabilities assumed, and may be adjusted during the period up to one year after acquisition as more information is obtained about these fair values.

Private Equity

Major new buy-out investments in the second quarter in 2007 were:

•	OyezStraker (UK, stationary and office suppliers)

•	Dunlop Aircraft Tyres (UK, aircraft tyre manufacturer)

Major new buy-out investments in the first quarter 2007 were:

•	Sdu (Netherlands, publishing)

•	Baarsma Wine Group (Netherlands, wine distribution)

•	Vetus den Ouden (Netherlands, nautical equipment)

•	T.G.I. Friday’s Ltd. (UK, restaurants)

Main Disposals

Private Banking operations in Miami and Montevideo

In April 2007, BU Private Banking disposed of its operations in Miami and Montevideo. Banco Itaú, a privately owned bank with its headquarters in Sao Paulo, Brazil, acquired these operations through an auction process. The profit recognised on the sale, included in other operating income, amounted to EUR 72 million after tax.

ABN AMRO Mortgage Group, Inc.

On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group’s mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The profit on the sale amounted to EUR 93 million after tax and is included in Profit from discontinued operations net of tax (see note 11 for more details).

UNAUDITED

Private Equity

There were no major divestments in the second quarter 2007.

Major divestment in the first quarter 2007 was:

Holiday Park Ltd. / Beach Equity Ltd. (UK, leisure).

3 Segment reporting

Segment information is presented in respect of the Group’s business. The primary presentation, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

As of 1 January 2007, the results of product BU Global Clients are being reported in the regional BUs. This has been done to further drive close cooperation and synergies between the product focused BU Global Clients and the regions. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively. The comparative segment figures of 2006 have been restated.

Business segments

Below the business segments are described. In the ‘Business review’ chapter of the 2006 Annual Report more detailed descriptions of the activities of these segments are included.

Netherlands

BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities.

Europe (including Antonveneta)

BU Europe provides its consumer and commercial clients with a range of financial products and services. BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.

Antonveneta is rooted in northeastern Italy, and focuses on consumer and commercial mid-market clients.

North America

The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US. The activities of ABN AMRO Mortgage Group, Inc. were sold in the first quarter of 2007.

On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. For further disclosure on this sale please refer to note 2 and note 11 of this interim financial report.

Latin America

BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

UNAUDITED

Asia

ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.

Private Clients

BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management

BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Private Equity

The business model of ABN AMRO’s Private Equity unit – branded as ABN AMRO Capital – involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.

As a result of the sale of the majority of the shares in AAC Capital Holdings B.V. to the management of this company, as described in note 2 of this interim financial report, the Group will only act as an investor for these investments going forward and will no longer participate actively in the management of the acquired investments.

Group Functions

Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.

Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, the International Diamonds & Jewelry Group and records any related profits or losses.

UNAUDITED

Business segment information – for the 6 months ended 30 June 2007

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group
Net interest income	1,730	920	110	1,744	340	242	(7)	(172)	(313)	4,594
Net fee and commission income	499	543	160	251	499	343	460	3	114	2,872
Net trading income	360	1,069	106	50	311	37	1	2	4	1,940
Result from financial transactions	11	32	2	183	22	4	22	321	70	667
Share of result in equity accounted investments	23	4	—	22	34	—	4	1	51	139
Other operating income	78	39	13	37	—	115	5	4	3	294
Income of consolidated private equity holdings	—	—	—	—	—	—	—	2,783	—	2,783

Operating income	2,701	2,607	391	2,287	1,206	741	485	2,942	(71)	13,289

Operating expenses*	1,773	1,956	434	1,234	808	457	316	2,666	661	10,305
Loan impairment and other credit risk provisions	206	163	(17)	436	109	(3)	—	—	(8)	886

Total expenses	1,979	2,119	417	1,670	917	454	316	2,666	653	11,191

Operating profit before taxes	722	488	(26)	617	289	287	169	276	(724)	2,098
Income tax expense	154	128	(45)	235	65	61	43	1	(210)	432

Profit from continuing operations	568	360	19	382	224	226	126	275	(514)	1,666
Profit from discontinued operations net of tax	2	—	549	—	—	—	—	—	3	554

Profit for the period	570	360	568	382	224	226	126	275	(511)	2,220

*	The operating expenses in BU North America and in BU Group Functions include an amount of EUR 98 million and EUR (23) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

Business segment information – for the 6 months ended 30 June 2006

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group
Net interest income	1,609	767	49	1,477	282	257	(10)	(149)	29	4,311
Net fee and commission income	486	672	105	262	325	307	390	6	49	2,602
Net trading income	360	539	96	94	205	36	4	5	138	1,477
Result from financial transactions	54	40	(18)	4	(13)	3	1	250	—	321
Share of result in equity accounted investments	16	—	—	36	44	1	—	—	27	124
Other operating income	68	47	15	26	29	30	31	21	221	488
Income of consolidated private equity holdings	—	—	—	—	—	—	—	2,634	—	2,634

Operating income	2,593	2,065	247	1,899	872	634	416	2,767	464	11,957

Operating expenses*	1,767	1,829	370	1,129	652	455	269	2,514	225	9,210
Loan impairment and other credit risk provisions	176	55	(17)	381	85	10	—	20	10	720

Total expenses	1,943	1,884	353	1,510	737	465	269	2,534	235	9,930

Operating profit before taxes	650	181	(106)	389	135	169	147	233	229	2,027
Income tax expense	146	156	(132)	85	48	48	39	5	(47)	348

Profit from continuing operations	504	25	26	304	87	121	108	228	276	1,679
Profit from discontinued operations net of tax	91	—	518	—	—	—	—	—	(36)	573

Profit for the period	595	25	544	304	87	121	108	228	240	2,252

*	The operating expenses in BU North America include an amount of EUR 73 million of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

Business segment information – for the 3 months ended 30 June 2007

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group
Net interest income	892	476	56	918	185	123	(3)	(84)	(207)	2,356
Net fee and commission income	242	265	51	111	290	175	241	—	129	1,504
Net trading income	170	553	49	28	159	17	(1)	1	(37)	939
Result from financial transactions	(2)	19	26	152	(21)	3	14	168	(45)	314
Share of result in equity accounted investments	8	3	—	12	17	—	2	8	20	70
Other operating income	31	21	2	16	(4)	96	1	3	—	166
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,390	—	1,390

Operating income	1,341	1,337	184	1,237	626	414	254	1,486	(140)	6,739

Operating expenses*	902	991	192	650	412	233	165	1,307	194	5,046
Loan impairment and other credit risk provisions	101	92	(2)	246	56	—	—	—	(10)	483

Total expenses	1,003	1,083	190	896	468	233	165	1,307	184	5,529

Operating profit before taxes	338	254	(6)	341	158	181	89	179	(324)	1,210
Income tax expense	69	82	(25)	136	41	31	21	3	(94)	264

Profit from continuing operations	269	172	19	205	117	150	68	176	(230)	946
Profit from discontinued operations net of tax	2	—	197	—	—	—	—	—	11	210

Profit for the period	271	172	216	205	117	150	68	176	(219)	1,156

*	The operating expenses in BU North America and in BU Group Functions include an amount of EUR 56 million and EUR (12) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

Business segment information – for the 3 months ended 30 June 2006

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group
Net interest income	812	399	55	741	135	128	(6)	(80)	(18)	2,166
Net fee and commission income	216	386	63	111	158	146	210	(1)	21	1,310
Net trading income	184	150	62	81	102	27	—	(11)	59	654
Result from financial transactions	54	72	(7)	(36)	7	(1)	—	155	(14)	230
Share of result in equity accounted investments	8	—	—	23	22	1	—	—	20	74
Other operating income	36	20	5	14	13	13	2	17	213	333
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,388	—	1,388

Operating income	1,310	1,027	178	934	437	314	206	1,468	281	6,155

Operating expenses*	917	964	211	559	320	226	137	1,320	118	4,772
Loan impairment and other credit risk provisions	91	23	6	208	49	9	—	5	9	400

Total expenses	1,008	987	217	767	369	235	137	1,325	127	5,172

Operating profit before taxes	302	40	(39)	167	68	79	69	143	154	983
Income tax expense	62	86	(80)	(5)	25	23	23	7	(71)	70

Profit from continuing operations	240	(46)	41	172	43	56	46	136	225	913
Profit from discontinued operations net of tax	41	—	273	—	—	—	—	—	(13)	301

Profit for the period	281	(46)	314	172	43	56	46	136	212	1,214

*	The operating expenses in BU North America include an amount of EUR 36 million of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

4 Net interest income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Interest income	15,437	13,560	7,893	6,827
Interest expense	10,843	9,249	5,537	4,661

Total	4,594	4,311	2,356	2,166

Interest income and interest expense no longer includes interest on the trading book as well as the associated interest on funding. The 2006 comparatives have been reclassified accordingly.

5 Net fee and commission income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Fee and commission income
Securities brokerage fees	768	944	411	456
Payment and transaction services fees	974	909	508	443
Asset management and trust fees	784	697	415	358
Fees generated on financing arrangements	170	102	101	65
Advisory fees	305	190	168	98
Insurance related commissions	85	76	41	35
Guarantee fees	106	97	55	48
Other fees and commissions	261	136	138	93

Subtotal	3,453	3,151	1,837	1,596

Fee and commission expense
Securities brokerage fees	41	200	19	103
Payment and transaction services fees	166	135	87	71
Asset management and trust fees	75	76	53	39
Other fees and commissions	299	138	174	73

Subtotal	581	549	333	286

Total	2,872	2,602	1,504	1,310

The decline in securities brokerage fees mainly results from the sale of the futures business in the second half 2006.

6 Net trading income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Interest instruments trading	556	598	265	186
Foreign exchange trading	404	347	168	231
Equity and commodity trading	980	532	506	237

Total	1,940	1,477	939	654

30 July 2007

UNAUDITED

7 Results from financial transactions

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Net gain from the disposal of available-for-sale debt securities	317	92	196	38
Net gain from the sale of available-for-sale equity investments	65	43	59	41
Dividend on available-for-sale equity investments	18	22	11	18
Net gain on other equity investments	387	273	179	203
Hedging ineffectiveness	20	65	4	30
Other	(140)	(174)	(135)	(100)

Total	667	321	314	230

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature. In the second quarter of 2007 a gain of EUR 108 million was recognised as a result of the change of control of certain private equity investments (refer to note 2 – Developments – for more details on this transaction).

8 Other operating income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Insurance activities	54	54	21	28
Leasing activities	33	25	17	12
Net income on disposal of operating activities and equity accounted investments	82	248	78	208
Other	125	161	50	85

Total	294	488	166	333

In the second quarter of 2007 a gain of EUR 77 million was recognised in the line Net income on disposal of operating activities and equity accounted investments relating to the sale of Private Banking operations in Miami and Montevideo (refer to note 2 – Developments – of this interim financial report). In the second quarter of 2006 the profit recorded on the sale of K&H Bank to KBC Bank of EUR 208 million was recorded in this line.

9 Personnel expenses

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Salaries (including bonuses and allowances)	3,253	2,682	1,639	1,295
Social security expenses	405	372	221	205
Other employee costs	623	542	323	343

Total	4,281	3,596	2,183	1,843

The increase in personnel expenses in the first half of 2007 is mainly caused by an increase in performance related bonuses compared to the comparable period in 2006.

10 Income tax expense

The effective tax rate on operating profit from continuing operations for the first half year 2007 is 20.7% compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2006 the effective tax rate was 17.7%.

The effective tax rate on the Group’s profit before tax differs from the nominal tax charge in the Netherlands. The reasons for the deviation in the first half year of 2007 are mainly tax credits received by the Group and tax-exempt gains. The effective tax rate in the first half year of 2007 is higher than over the full year 2006 as a result of relatively higher tax credits and higher tax-exempt income over the full year 2006 compared to the first half year of 2007.

UNAUDITED

11 Profit from discontinued operations net of tax and assets and liabilities of businesses held for sale

On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. The sale is expected to close in the fourth quarter of 2007. The results of the business under the sale agreement are presented as profit from discontinued operations net of tax. The relating assets and liabilities have been presented as assets and liabilities of businesses held for sale as of this quarter.

Also the results of the national residential mortgage line of business (ABN AMRO Mortgage Group, Inc.), a subsidiary of ABN AMRO LaSalle Bank Midwest are presented as discontinued operations. The sale transaction closed on 28 February 2007.

The comparatives of 2006 furthermore include ABN AMRO Mortgage Group, Inc. and Bouwfonds non-mortgage.

Income statement of discontinued operations:

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Operating income	1,688	2,023	835	1,011
Operating expenses	970	1,217	496	601
Loan impairment and other credit risk provisions	45	41	31	30

Operating profit before tax	673	765	308	380
Gain recognised on disposal	147	—	(7)	—

Profit from discontinued operations before tax	820	765	301	380
Income tax expense on operating profit	212	192	94	79
Income tax expense on gain on disposal	54	—	(3)	—

Profit from discontinued operations net of tax	554	573	210	301

The operating expenses relating to LaSalle as included in the table above and below have been adjusted for the certain global overhead charges from the Group to LaSalle that are considered to be fixed in the short run. Despite the sale of LaSalle the Group will remain to incur these costs. These global overhead charges have as a result been presented as operating expenses from continuing operations. For the year-to-date 2007 period the amount is EUR 75 million and for the comparative period in 2006 the amount is EUR 73 million. The amount for the second quarter of 2007 is EUR 44 million and for the comparative period in 2006 EUR 36 million.

The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations. In our segment disclosure note the ABN AMRO Mortgage Group, Inc. results are included in BU North America. The LaSalle results are included in BU North America and BU Group Functions and the Bouwfonds non-mortgage results are included in BU Netherlands.

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
LaSalle
Operating income	1,617	1,559	835	770
Operating expenses	928	941	498	457
Loan impairment and other credit risk provisions	45	39	31	31

Operating profit before tax	644	579	306	282
Gain recognised on disposal	—	—	—	—

Profit from discontinued operations before tax	644	579	306	282
Income tax expense on operating profit	202	131	94	44
Income tax expense on gain on disposal	—	—	—	—

Profit from discontinued operations net of tax	442	448	212	238

UNAUDITED

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Bouwfonds non-mortgage
Operating income	—	290	—	145
Operating expenses	(2)	154	(2)	84
Loan impairment and other credit risk provisions	—	2	—	(1)

Operating profit before tax	2	134	2	62
Gain recognised on disposal	—	—	—	—

Profit from discontinued operations before tax	2	134	2	62
Income tax expense on operating profit	—	43	—	21
Income tax expense on gain on disposal	—	—	—	—

Profit from discontinued operations net of tax	2	91	2	41

ABN AMRO Mortgage Group Inc.
Operating income	71	174	—	96
Operating expenses	44	122	—	60
Loan impairment and other credit risk provisions	—	2	—	—

Operating profit before tax	27	52	—	36
Gain recognised on disposal	147	—	(7)	—

Profit from discontinued operations before tax	174	52	(7)	36
Income tax expense on operating profit	10	18	—	14
Income tax expense on gain on disposal	54	—	(3)	—

Profit from discontinued operations net of tax	110	34	(4)	22

Total profit from discontinued operation net of tax	554	573	210	301

UNAUDITED

The major classes of assets and liabilities classified as held for sale are as follows:

	30 June 2007	31 December 2006
Assets
Cash and balances with central banks	1,193	14
Financial assets held for trading	1,199	104
Financial investments	22,991	132
Loans and receivables – banks	1,584	53
Loans and receivables – customers	48,723	4,532
Property and equipment	2,447	1,012
Goodwill and other intangible assets	50	2,449
Accrued income and prepaid expenses	465	62
Other assets	5,790	3,492

Assets of businesses held for sale	84,442	11,850

Liabilities
Financial liabilities held for trading	195	—
Due to banks	10,029	973
Due to customers	46,457	2,397
Issued debt securities	16,860	—
Provisions	122	22
Accrued expenses and deferred income	858	71
Other liabilities	1,859	244
Subordinated liabilities	4,000	—

Liabilities of businesses held for sale	80,380	3,707

Net assets directly associated with disposal businesses	4,062	8,143

At 30 June 2007 these balances mainly consist of LaSalle. At 31 December 2006 these balances mainly consisted of ABN AMRO Mortgage Group, Inc.

UNAUDITED

12 Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Profit for the period attributable to shareholders of the parent company	2,165	2,219	1,130	1,216
Profit from continuing operations attributable to shareholders of the parent company	1,618	1,658	923	920
Profit from discontinued operations attributable to shareholders of the parent company	547	561	207	296

Weighted average number of ordinary shares outstanding (in millions)	1,854.8	1,877.6
Dilutive effect of staff options (in millions)	11.4	8.3
Conditional share awards (in millions)	7.3	1.9

Diluted number of ordinary shares (in millions)	1,873.5	1,887.8

From continuing operations
Basic earnings per ordinary share (in euros)	0.87	0.88	0.50	0.49
Fully diluted earnings per ordinary share (in euros)	0.86	0.88	0.50	0.49

From continuing and discontinued operations
Basic earnings per ordinary share (in euros)	1.17	1.18	0.61	0.65
Fully diluted earnings per ordinary share (in euros)	1.16	1.18	0.61	0.64

Number of ordinary shares outstanding (in millions)	1,855.4	1,892.0
Net asset value per ordinary share (in euros)	13.30	12.13
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	17.8%	19.7%

In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/losses on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

13 Financial assets and liabilities held for trading

	30 June 2007	31 December 2006
Financial assets held for trading
Interest-earning securities	75,458	60,290
Equity instruments	53,107	40,112
Derivative financial instruments	120,360	105,334

Total	248,925	205,736

Financial liabilities held for trading
Short positions in financial assets	42,233	45,861
Derivative financial instruments	117,476	99,503

Total	159,709	145,364

UNAUDITED

14 Financial investments

	30 June 2007	31 December 2006
Interest-earning securities available-for-sale	94,406	117,558
Interest-earning securities held-to-maturity	2,775	3,729
Equity investments available-for-sale	1,269	1,866
Equity investments designated at fair value through income	3,251	2,228

Total	101,701	125,381

15 Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	30 June 2007	31 December 2006
Current accounts	11,257	9,473
Time deposits placed	12,036	15,396
Professional securities transactions	155,684	105,969
Loans to banks	4,364	3,986

Subtotal	183,341	134,824
Allowances for impairment [17]	(3)	(5)

Total	183,338	134,819

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

16 Loans and receivables – customers

This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	30 June 2007	31 December 2006
Public sector	6,179	11,567
Commercial	162,420	180,262
Consumer	125,056	135,484
Professional securities transactions	119,387	93,716
Multi-seller conduits	32,612	25,872

Subtotal	445,654	446,901
Allowances for impairment [17]	(3,750)	(3,646)

Total	441,904	443,255

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

UNAUDITED

17 Loan impairment charges and allowances

2007
Balance at 1 January	3,651
Loan impairment charges:
New impairment allowances	1,254
Reversal of impairment allowances no longer required	(241)
Recoveries of amounts previously written off	(127)

Total loan impairment and other credit risk provisions	886

Amount recorded in interest income from unwinding of discounting	(17)
Currency translation differences	54
Amounts written off (net)	(631)
Disposals of businesses and discontinued operations	(230)
Unearned interest accrued on impaired loans	40

Balance at 30 June	3,753

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	30 June 2007	31 December 2006
Commercial loans	2,470	2,344
Consumer loans	1,280	1,302
Loans to banks		5

Total	3,753	3,651

18 Equity accounted investments

	30 June 2007	31 December 2006
Banking institutions	1,488	1,436
Other activities	103	91

Total	1,591	1,527

2007
Balance at 1 January	1,527
Movements:
Purchases	25
Reclassifications	(23)
Sales	(1)
Share in results	139
Dividends received	(49)
Currency translation differences	(3)
Other	(24)

Balance at 30 June	1,591

UNAUDITED

19 Goodwill and other intangible assets

	30 June 2007	31 December 2006
Goodwill	4,946	4,714
Goodwill of private equity	287	2,436
Software	945	959
Other intangibles	962	1,298

Total	7,140	9,407

Compared to 31 December 2006 goodwill increased by EUR 232 million. EUR 163 million is attributable to the acquisition of Prime Bank Ltd (Pakistan) on 5 April 2007 (see note 2 - Developments) and EUR 63 million to the acquisition of the remaining outstanding shares (5.42%) in Banco Sudameris Brasil S.A. by Banco Real on 13 March 2007.

The decrease of goodwill of private equity investments by EUR 2.1 billion is a result of the deconsolidation of private equity investments (refer to note 2 of this interim financial report).

Impairment testing of goodwill

Goodwill has been allocated for impairment testing purposes to individual cash-generating units within the business. Within the €5,233 million total carrying amount of goodwill and goodwill of private equity, €4,399 million of goodwill allocated to the Antonveneta cash-generating unit is the only significant individual carrying amount. The remaining €834 million of goodwill is allocated across multiple cash-generating units whose recoverable amounts are assessed independently of one another.

During the second quarter of 2007, we identified that the half-year financial performance of the Antonveneta cash-generating unit was lower than previously forecasted. We considered the reduced financial performance an indicator of goodwill impairment and therefore tested the goodwill attributable to the Antonveneta cash-generating unit for impairment.

In an impairment test, it is assessed whether the recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less cost to sell and the cash generating unit’s value in use. The higher recoverable amount of Antonveneta at 30 June 2007 is the fair value less cost to sell. As there is no observable market price for the Antonveneta cash-generating unit, fair value has been estimated using an earnings multiple approach. This approach multiplies a current best estimate of forecasted earnings by a price-earnings ratio. Our approach multiples Antonveneta’s forecasted net profit figure for 2007 by the average applicable earnings multiple of observed transactions within the Italian banking market during the past two years.

Management’s test resulted in the recoverable amount of Antonveneta marginally exceeding the carrying amount. As a result no impairment charge was recorded. The outcome of the impairment test is sensitive to both the earnings multiplier and the forecasted earnings itself.

20 Issued debt securities

	30 June 2007	31 December 2006
Bonds and notes issued	114,139	117,122
Certificates of deposit and commercial paper	42,568	56,375
Cash notes, savings certificates and bank certificates	1,841	2,269

Subtotal	158,548	175,766
Commercial paper issued by multi-seller conduits	32,612	26,280

Total	191,160	202,046

UNAUDITED

21 Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	30 June 2007	31 December 2006
Within one year	1,057	1,372
After one and within two years	1,556	1,833
After two and within three years	1,471	3,496
After three and within four years	779	1,323
After four and within five years	23	937
After five years	9,821	10,252

Total	14,707	19,213

Total subordinated liabilities include EUR 2,027 million (December 2006: EUR 6,122 million) which qualify as tier 1 capital for capital adequacy purposes. Another EUR 4,000 million of subordinated liabilities which also qualify as tier 1 capital is presented as liabilities of businesses held for sale in connection with the sale agreement of LaSalle.

22 Commitments and contingent liabilities

Loan and banking commitments

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	30 June 2007	31 December 2006
Contingent liabilities with respect to guarantees granted	51,925	46,026
Contingent liabilities with respect to irrevocable letters of credit	5,689	5,253
Committed credit facilities	151,607	145,418

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

UNAUDITED

23 Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Balance sheet assets (net of provisions):
Cash and balances at central banks	14,485	12,317	504	296
Financial assets held for trading	248,925	205,736	—	—
Financial investments	101,701	125,381	9,237	14,142
Loans and receivables – banks	183,338	134,819	7,978	7,215
Loans and receivables – customers	441,904	443,255	141,468	161,584
Equity accounted investments	1,591	1,527	988	943
Property and equipment	3,798	6,270	3,519	4,419
Goodwill and other intangible assets	7,140	9,407	1,196	2,801
Assets of businesses held for sale	84,442	11,850	48,237	6,978
Accrued income and prepaid expenses	9,822	9,290	3,800	3,794
Other assets	22,913	27,212	3,627	6,776

(Sub)total	1,120,059	987,064	220,554	208,948

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	209,221	196,697	53,050	53,336
Credit equivalent of derivatives			15,606	13,960
Insurance companies and other			416	379
Subtotal			69,072	67,675
Total credit risks			289,626	276,623
Market risk requirements			4,699	4,081

Total risk-weighted assets			294,325	280,704

The following table compares actual capital with that required for supervisory purposes.

	30 June 2007		31 December 2006
	Required	Actual	Required	Actual
Total capital	23,546	30,959	22,457	31,275
Total capital ratio	8.0%	10.52%	8.0%	11.14%

Tier 1 capital	11,773	24,037	11,228	23,720
Tier 1 capital ratio	4.0%	8.17%	4.0%	8.45%

Core tier 1	—	18,010	—	17,336
Core tier 1 ratio	—	6.12%	—	6.18%

UNAUDITED

24 Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within goods and material expenses of consolidated private equity holdings. The impact of consolidating on the income statement these investments is set out in the table below. The results of operations from the investments, deconsolidated on 30 June 2007, have continued to be included in the results of operations in this quarter and the transaction as described in Note 2 of this interim financial report will impact the consolidated income statement as of the next quarter.

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Income of consolidated private equity holdings	2,783	2,634	1,390	1,388
Other income included in operating income	(174)	(161)	(85)	(78)

Total operating income of consolidated private equity holdings	2,609	2,473	1,305	1,310

Goods and material expenses of consolidated private equity holdings	1,949	1,855	979	1,003
Included in personnel expenses	294	275	142	138
Included in administrative costs	236	232	111	112
Included in depreciation and amortisation	136	103	48	53

Total operating expenses	2,615	2,465	1,280	1,306

Operating profit before tax of consolidated private equity holdings	(6)	8	25	4

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of the remaining consolidated entities at 30 June 2007 were EUR 1,700 million (31 December 2006: EUR 4,537 million) excluding goodwill.

25 Subsequent events

ABN AMRO Mellon Global Securities Services

On 5 July 2007, Mellon Bank N.A. has agreed to purchase ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by the shareholders in 2003 to provide global custody and related services to institutions outside North America. The transaction, which is subject to certain conditions including regulatory and other approvals, is expected to close during the third quarter 2007. After the close ABN AMRO Mellon will become part of The Bank of New York Company and Mellon Financial Corporation. ABN AMRO Mellon is presented as held for sale in the balance sheet.

Exhibit 99.2	Barclays PLC Offer Update Announcement, dated July 30, 2007

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

30 July 2007

Barclays Revised Offer for ABN AMRO – Update on Offer

Barclays PLC (“Barclays”) notes the announcement by the Supervisory and Management Boards of ABN AMRO Holding NV (“ABN AMRO”) that the proposed merger with Barclays is consistent with ABN AMRO’s strategic vision and could result in the creation of additional longer term value for ABN AMRO shareholders.

The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 has been amended to reflect the terms of the Revised Offer, and to enable it to remain in force in light of the withdrawal of ABN AMRO’s formal recommendation. Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

•	2.13 New Barclays Shares and EUR 13.15 in cash for every ABN AMRO ordinary share

•	0.5325 New Barclays ADSs and the dollar equivalent of EUR 13.15 in cash [1] for every ABN AMRO ADS

The cash element of the consideration is already committed at a fixed price.

The conditions to the launch of the Revised Offer, announced on 23 July 2007, include the requirement that the Boards of ABN AMRO recommend Barclays offer. Barclays has agreed to waive this pre-condition, but this will instead become a condition to the completion of the Revised Offer.

Barclays continues to make good progress with respect to the remaining pre-conditions, documentation and regulatory change of control approvals so that an announcement on the formal offer documentation being made available can be made on or before 6 August 2007. Barclays believes that its Revised Offer continues to provide the shareholders of ABN AMRO with superior long-term value.

[1]

The cash consideration paid for each ABN AMRO ADS will be U.S. dollars, based on the conversion of the Euro consideration into U.S. dollars at the average exchange rate for the five days preceding the date on which such cash consideration is paid

John Varley, CEO of Barclays, said:

“We recognise that, at the current time, it is difficult for the Boards of ABN AMRO to make a clear recommendation to their shareholders. However, we are pleased to have their continuing support, and we are confident that our Revised Offer delivers the value, stakeholder benefits and certainty that will allow the Boards to support a recommendation in due course.

Combining Barclays and ABN AMRO would create a powerful force for customers and clients worldwide and a financial services organisation with a highly advantaged position in high growth markets and business sectors. The long-term growth created through this merger will be significant and will, we believe, prove attractive to the shareholders of the new organisation.”

Ends

This announcement is made in accordance with article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Enquiries:

ANALYSTS AND INVESTORS
Mark Merson	+44 20 7116 5752
James S Johnson	+44 20 7116 2927

MEDIA
Stephen Whitehead	+44 20 7116 6060
Alistair Smith	+44 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 bln (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange. For further information about ABN AMRO, please visit our website www.abnamro.com.

Other Information

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 30, 2007	By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Deputy Company Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 30, 2007	By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Joint Company Secretary